[PETSMART LETTERHEAD]
Scott A. Crozier
Senior Vice President, General Counsel,
Secretary and Chief Compliance Officer
Direct Dial (623) 587-2038
Facsimile (623) 580-6103
Via EDGAR
September 30, 2008
H. Christopher Owings
Mara L. Ransom
Alexandra M. Ledbetter
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20249

Re:	PetSmart, Inc. Definitive Proxy Statement Filed May 5, 2008 Form 10-Q for Fiscal Quarter Ended May 4, 2008 Filed June 3, 2008 File No. 000-21888
Ladies and Gentlemen:
                On behalf of PetSmart, Inc. (“PetSmart” or the “Company”) this letter is being transmitted in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated August 25, 2008, with respect to the Company’s (i) Definitive Proxy Statement on Schedule 14A, filed May 5, 2008 (the “Proxy Statement”) and (ii) Quarterly Report on Form 10-Q for the thirteen weeks ended May 4, 2008, filed on June 3, 2008. The numbering of the paragraphs below corresponds to the numbering of the comments, which for the Staff’s convenience, we have incorporated into this response letter.

Compensation Discussion and Analysis, page 19
Determining Executive Compensation, page 21
1.	We note your indication on page 22 that results of your benchmark comparisons show that the base salary for your chief executive officer was around the 75th percentile and that your target annual performance incentives create total cash compensation that is at or slightly below the 50th percentile for most positions. On page 20 you state that base salaries are targeted at approximately the 50th percentile and that total cash compensation is targeted at the 50th percentile with a payout opportunity at approximately the 75th percentile. Tell us how the targets you disclose on page 20 have been affected by the results of your comparison to benchmarks disclosed on page 22. Specifically, in future filings, please disclose what your plans are with respect to your chief executive officer’s base salary, which amount appears to exceed your targets, and your total cash compensation, which amount appears to be below your targets.

During fiscal 2007, our compensation philosophy was to target base salaries of all executives other than the Chief Executive Officer at approximately the 50th percentile of the market for comparable companies. The base salary of our Chief Executive Officer was targeted at the 75th percentile in recognition of his contribution to PetSmart’s growth and his long tenure in that position. Our total cash compensation (the combination of base salary plus short-term incentives) for our executive officers, other than our Chief Executive Officer, was targeted at the 50th percentile, with a payout opportunity at approximately the 75th percentile of the market for superior company performance. The total cash compensation of our Chief Executive Officer was targeted at the 75th percentile. However, when PetSmart’s performance falls short of the established performance measures as it did in 2007, total cash compensation is expected to fall below the targeted percentile as a result of lower incentive compensation payouts. Total cash compensation was between the 50th and 75th percentile for the Chief Executive Officer in fiscal 2007, and below the 50th percentile for other executives.

The above compensation philosophy was validated in fiscal 2007 by comparing the actual compensation of our executives to compensation of similar executives at both the benchmark companies listed on page 22 of the Proxy Statement and a larger retail comparator group from the Hay proprietary survey described on page 21.

We acknowledge the Staff’s comment and will enhance our disclosure in future filings to reconcile and explain any differences between our targets and benchmarks. In future filings we will also disclose our plans with respect to our Chief Executive Officer’s base salary and total cash compensation. Applying these enhancements to the Proxy Statement, the paragraph describing our “Compensation Philosophy” would read as follows:
“The compensation philosophy of the Compensation Committee is built upon the principles of pay for performance, shared ownership and alignment with the long-term interests of our stockholders. We also believe it is important that our compensation philosophy supports PetSmart’s strategy of consistent, efficient long-term growth. As a result, PetSmart’s executive compensation programs emphasize at-risk pay through the use of performance-based incentive awards, long-term equity with significant upside potential, and limited use of perquisites. Base salaries for all executives except the Chief Executive Officer are targeted to be at approximately the 50th percentile of the market for comparable companies. As noted on page 23, the base salary of the Chief Executive Officer is targeted at the 75th percentile to recognize his contribution to PetSmart’s growth and long tenure as Chief Executive Officer. Total cash compensation (the combination of base salary plus short-term incentives) for our executive officers, other than our Chief Executive Officer, is targeted at the 50th percentile with a payout opportunity at approximately the 75th percentile of the market for superior company performance. The total cash compensation of our Chief Executive Officer was targeted at the 75th percentile with a payout opportunity at approximately the 90th percentile of the market for superior company performance. When PetSmart’s performance falls short of established performance measures, total cash compensation for executive officers and our Chief Executive Officer will fall below the 50th and 75th percentiles, respectively. Total cash compensation was between the 50th and 75th percentile for the Chief Executive Officer in fiscal 2007, and below the 50th percentile for other executives. Total direct compensation (the combination of base salary plus short and long-term incentives) for our executive officers, other than our Chief Executive Officer, provides the opportunity to earn above the 75th percentile if PetSmart’s performance is significantly greater than the market. If PetSmart’s performance is significantly greater than the market our Chief Executive Officer has the opportunity to earn above the 90th percentile. This philosophy supports the need to attract and retain executive talent with the specific skill sets required to ensure PetSmart’s continued success, including solid leadership, long-term strategic vision, a customer-centric focus and strong results orientation. Pay for performance considers individual executive goal attainment, the financial and non-financial goals of PetSmart, and the long-term responsible improvement of stockholder returns.”
Design and Elements of Our Compensation Program. page 23
2.	We note your disclosure on page 23 of the factors that generally go into the compensation committee’s determination of each executive’s base salary. In future filings, please enhance your disclosure to identify more specifically what skills and aspects of individual performance are considered. See Item 402(b)(2)(vii) of Regulation S-K.

We acknowledge the Staff’s comment and in future filings will enhance the first paragraph of the “Base Salary” disclosure on page 23 to read as follows:
“Base Salary. The base salary for executive officers is set annually by reviewing, in order of importance, the skills and performance levels of individual executives, the needs of PetSmart, and the competitive pay practices of companies with which we compete for executive talent. In determining individual base salaries, the Compensation Committee considers the number of years of management experience in the specific functional area, specific retail experience in companies with similar complexity and management challenge, scope of job responsibilities, leadership skills, business unit performance, achievement of important strategic initiatives and contribution to company management, job experience, individual performance, and the internal value of the position. Base salary for new executive officers is also set utilizing some or all of the above criteria.”
3.	We note your statement on page 24 that in 2007 your targets for your three incentive-performance goal measures “were based on a formulaic improvement over the previous year’s results derived directly from PetSmart’s strategic plan as well as published guidance given to our stockholders and the investor community.” In future fillings, please disclose in this section the actual targets, including the “increasingly challenging incremental improvements” to such targets. To the extent you believe that disclosure of the targets is not required because it would resulting in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation for such conclusion. Please also note that to the extent that you have an appropriate basis for omitting the specific targets you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors. Your general statement that your targets are “realistic but challenging” is helpful but not sufficient. You could indicate by how much ESTIP performance exceeded or fell short of the target levels in each of the past three years. See Question 118.04 of our Regulation S-K Compliance and Disclosure Interpretations located at our website, www.sec.gov.

We acknowledge the Staff’s comment and in future filings will disclose in this section the actual targets for the prior completed fiscal year which would result in a 100% payout, including the changes to such targets for the completed fiscal year from the prior fiscal year. In addition, we will indicate by how much Executive Short-Term Incentive Program (“ESTIP”) performance exceeded or fell short of the 100% payout incentive targets in each of the past three years. We respectfully submit, however, that disclosure of the actual targets for the current fiscal year would result in competitive harm as discussed further below. We acknowledge the Staff’s comments and in future filings will discuss how difficult it will be for the named executive officers or how likely it will be for such officers to achieve the undisclosed targets for the current fiscal year.

As the Staff notes, Instruction 4 to Item 402(b) of Regulation S-K provides that a company need not disclose the specific qualitative and quantitative aspects of its performance objectives and goals if such disclosure would result in competitive harm to such company. Instruction 4 further provides that the standard used in determining whether disclosure would cause competitive harm is the same standard applicable to requests for confidential treatment of confidential trade secrets or confidential commercial or financial information pursuant to Securities Act Rule 406 and Exchange Act Rule 24b-2 of the Securities Exchange Act of 1934, as amended, each of which incorporates the criteria for non-disclosure when relying upon “exemption 4” of the Freedom of Information Act (“FOIA”) and Rule 80(b)(4) thereunder.

Courts have construed exemption 4 and provided guidance regarding the scope of the exemption in several cases. One of the principal cases is Gulf & Western Indus., Inc. v. United States, 615 F.2d 527 (D.C. Cir. 1979), in which the Court of Appeals for the District of Columbia Circuit (the “D.C. Circuit”) affirmed a district court ruling that the Government was entitled to withhold certain documents from the disclosure requirements of FOIA pursuant to exemption 4. In that case, the court held that for information to fall within exemption 4, “the information must be (1) commercial or financial, (2) obtained from a person outside the government, and (3) privileged or confidential.” Id. at 529 (citing National Parks and Ass’n v. Morton, 498 F.2d 765 (D.C. Cir. 1974). The information being sought in that case met the first two requirements because it related to the business of Norris Industries, Inc., a third party defense contractor (“Norris”). Id. at 529. In determining whether such information was entitled to confidential treatment, the court, citing Morton, held that “[i]nformation is privileged or confidential if it is not the type usually released to the public and is of the type that, if released to the public, would cause substantial harm to the competitive position of the person from whom the information was obtained.” Id. at 530 (citing Morton, 498 F.2d at 770). The D.C. Circuit further held:
“In order to show the likelihood of substantial competitive harm, it is not necessary to show actual competitive harm. Actual competition and the likelihood of substantial competitive injury is all that need be shown.”
Id. at 530 (citing National Parks and Conservation Association v. Kleppe, 547 F.2d 673 (D.C. Cir. 1976)).

The court ultimately affirmed the district court’s ruling that the government was entitled to withhold the information being sought because it found that disclosure of such information would allow Norris’s competitors to calculate accurately its future bids and its pricing structure from the withheld information. Id. According to the court, such information should remain confidential because it was not “of the type normally released to the public” and that “substantial competitive harm” would be caused if it were disclosed. Id.

In Critical Mass Energy Project v. Nuclear Regulatory Comm’n, 975 F.2d 871 (D.C. Cir. 1992), the D.C. Circuit, in an en banc decision, re-affirmed the long-standing two-part exemption 4 confidentiality test that was first articulated in Morton, supra, and on which the Gulf & Western court based its decision. Id. at 872. Under the Morton test, any financial or commercial information is confidential for the purposes of exemption 4 if “disclosure would be likely either (1) to impair the Government’s ability to obtain necessary information in the future; or (2) to cause substantial harm to the competitive position of the person from whom the information was obtained.” Critical Mass, 975 F.2d at 878 (quoting Morton, 498 F.2d at 770). While government interest is unlikely to be implicated where the production of information is compelled, competitive interest remains a threat to the business of the person from whom the information is sought.

We believe, as elaborated more fully below, the minimum thresholds and other performance targets of (i) earnings per share, (ii) return on invested capital and (iii) increase in sales (the “Targets”) under the ESTIP are exempted from disclosure under exemption 4 because they meet all three requirements referred to above: the information (1) is commercial or financial; (2) was obtained from a person outside of the government and (3) is “confidential,” as defined by the D.C. Circuit in Gulf & Western. For all of the reasons set forth herein, such information is “not of the type normally released to the public,” and “substantial competitive harm” to PetSmart would be caused were it to be disclosed.

To be successful, we have established a confidential internal strategic planning process. The result of this process is our internal operating plan, which drives our product and service offerings, investments in technology, such as software, capital expenditures for new stores and reformatting of existing stores as well as the establishment of additional distribution centers, employee recruitment and expense control efforts. The Targets are set for our executive officers for compensation purposes based upon our confidential internal operating plan. We selected the Targets for compensation purposes because they represent key components of this internal and confidential operating plan. The earnings per share targets exceed our public estimates so as to encourage performance by our executives beyond the public estimates in order to earn the maximum payouts under the ESTIP. We believe that our overall financial model is well communicated to and understood by investors, but this internal operating plan is not communicated to investors. In addition, we do not provide yearly estimates with respect to return on invested capital or increase in sales. We do provide estimates of comparable store sales which is calculated from changes in sales related to stores open for more than one year.

We believe that the data regarding our internal operating plan is not material to an understanding of the compensation of our executive officers, would be of relatively little value to investors and furthermore could be misleading. The disclosure is not material in that there is a specifically limited range of Targets and of payments under the ESTIP, which prior year limits are expressly communicated to the stockholders in the Compensation Discussion and Analysis and in the compensation tables provided pursuant to Item 402(b) of Regulation S-K. We believe our stockholders have the material information they need, without disclosure of actual current year Targets, to understand that achievement under the ESTIP is intended to be challenging and require superior performance, and that payouts for such superior performance are bounded.

In addition, the disclosure of the current fiscal year Targets could confuse investors who generally focus on our public guidance, given that the Targets have similar underlying metrics as the public guidance, but are based on different probabilities that the metrics will be achieved.

As disclosed on page 24 of the Proxy Statement, achievement of the Targets under the ESTIP ranges from 50% to 300%, as determined pursuant to a matrix. Under these matrices, there are a range of possible payouts based on various levels of achievement, including more than one point on the matrices that results in achievement of 300%, hence there is no single target level of performance to disclose. Disclosure of the achievement which correlates to the multiple matrix points that result in the maximum 300% achievement credit may give critical information to our competitors regarding the importance of one measure of performance over another, indicating sensitivities in our confidential operating plan of the importance of one performance criteria over another, which sensitivities are not otherwise disclosed to the public. In addition, there is no guarantee that we will meet the Targets for any fiscal year.

We disclosed on page 24 of the Proxy Statement the rationale for the selection of the three performance goal measures as follows: “The Compensation Committee believes earnings per share is the best indicator to our stockholders of overall business health. Return on invested capital ensures PetSmart’s executive officers focus on creating efficient growth. In a period of rapid expansion, sales growth focuses executive officers on both strengthening PetSmart’s core business and developing new and innovative services.” The inclusion of the actual amount of the current fiscal year Targets would provide our competitors with the specific details against which to measure the achievement toward confidential financial and strategic goals, and possibly give insight into investments or other adjustments we would need to make in the future. As further disclosed on page 24 of the Proxy Statement: “The ESTIP provides for alternative stockholder approved performance goal measures, including net income, customer satisfaction, increase in stock price, return on equity, and return on assets. We have selected some of these in the past and may select some of these in the future based upon our strategic initiatives.”

In future filings, we will endeavor to continue to provide as much detail as necessary to understand our compensation philosophy and incentive programs, including disclosing the completed fiscal year targets, without disclosing information that poses a reasonable risk of competitive harm.
Employment and Severance Arrangements. page 36
Executive Change in Control and Severance Benefit Plan, page 37
4.	In future filings, please explain how the appropriate lump-sum salary payment factors were determined for each executive with respect to a termination of employment that is covered by your Executive Change in Control and Severance Benefit Plan. See Items 402(b)(l)(v) and 402(j)(3) of Regulation S-K.

We acknowledge the Staff’s comment and in future filings will enhance our “Executive Change in Control and Severance Benefit Plan” disclosure to read as follows:
“On March 25, 2003, we adopted an Executive Change in Control and Severance Benefit Plan for certain of our executive officers and other officers to provide certain severance benefits and/or certain benefits upon a change in control. The lump-sum salary payment factors and other benefits available under the plan were established in consultation with an independent executive compensation consultant retained by the Committee after a review and analysis of the type and level of benefits offered to comparable executives of our peer group companies at the time the plan was adopted.”

Article 6. Certain Relationships and Transactions, page 50
Related Party Transaction Approval Policy. page 50
5.	In future filings, please state whether your policies and procedures for the review, approval or ratification of any related person transaction are in writing and, if not, how such procedures are evidenced. See Item 404(b)(1)(iv) of Regulation S-K.

We acknowledge the Staff’s comment and in future filings will amend the paragraph entitled “Related Party Transaction Approval Policy” to state that our policies and procedures for the review, approval or ratification of any related person transaction are in writing.
Form 10-Q for Fiscal Quarter Ended May 4. 2008 Filed June 3. 2008
Item 3. Controls and Procedures. page 23
6.	We note your statement on page 23 that “Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives, and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures.” In future filings, please state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures arc effective at that reasonable assurance level. In the alternative, you may remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm. Please confirm that the conclusions disclosed in this filing would not have changed had this revised disclosure been provided.

In response to the Staff’s comment we revised our disclosure under Item 4. Controls and Procedures of our Quarterly Report on Form 10-Q for the thirteen weeks ended August 3, 2008, filed with the SEC on August 29, 2008 as follows:
“Management, with the participation of our chief executive officer and chief financial officer, evaluated the effectiveness of our disclosure controls and procedures as of August 3, 2008. The term “disclosure controls and procedures,” as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, or Exchange Act, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company’s management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure.
No changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) occurred during the thirteen weeks ended August 3, 2008, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Based on the evaluation of our disclosure controls and procedures as of August 3, 2008, our chief executive officer and chief financial officer concluded that, as of such date, our disclosure controls and procedures were effective.”
We confirm to the Staff that the conclusions disclosed in Item 4 Controls and Procedures of our Quarterly Report on Form 10-Q for thirteen weeks ended May 4, 2008, would not have changed had the revised disclosure been provided.
*     *     *
PetSmart further acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff continents do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please contact me at (623) 587-2038 with any questions or further comments regarding our responses to the Staff’s comments.

PetSmart, Inc.

/S/ Scott A. Crozier

Scott A. Crozier Senior Vice President, General Counsel and Secretary

cc:	Philip L. Francis — PetSmart, Inc.
Robert J. Brigham, Esq. — Cooley Godward Kronish LLP

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